Exhibit 99.2

Confidential Materials omitted and filed separately with the

Securities and Exchange Commission.  Asterisks denote omissions.

IRREVOCABLE UNDERTAKING

This Agreement is made this third day of June 2008.

BETWEEN:

(1)         STAPLES ACQUISITION B.V., a company incorporated under the laws of The Netherlands, having its statutory seat in Amsterdam, The Netherlands (“Staples”); and

(2)         [•], a company incorporated under the laws of [•], having its office address at [•] ([•]) (the “Shareholder”).

WHEREAS:

(A)        On 19 May 2008 Staples published an offer document (biedingsbericht) (the “Offer Document”) pursuant to and subject to the terms and conditions of which Staples made a public offer (the “Offer”) for inter alia all issued and outstanding ordinary shares of Corporate Express N.V. (the “CXP Shares”), a public limited liability company (naamloze vennootschap), incorporated under the laws of The Netherlands, having its corporate seat in Maastricht, The Netherlands (“CXP”) for a cash-only consideration of EUR 8.00 for each CXP Share.

(B)         On 21 May 2008 CXP and Lyreco SAS announced their intention to combine both companies (the “Lyreco Transaction”) and on 29 May 2008 the Company announced to convene an extraordinary general meeting of shareholders on 18 June 2008 (“EGM”) the record date (the “Record Date”) for which was set at 17.00 hours CET on 29 May 2008.

(C)         Staples intends to continue to pursue good faith discussions with CXP in relation to the Offer.

(D)        The Shareholder, either for its own account or on behalf and or for the account of funds managed by it, holds [•] CXP Shares.

(E)         Staples wishes to secure the tender by the Shareholder in the Offer of the Relevant Shares (as defined below) and intends to increase its offer price for each CXP Share to EUR 9.15 (the “Increased Offer Price”) and to commit to waiving the 75% minimum acceptance condition set out in section 6.5.1 of the Offer Document if and when at or prior to the Acceptance Closing Time there have been tendered for acceptance under the Offer such number of Ordinary Shares, including Ordinary Shares represented by ADSs, Preference Shares and Bonds that the votes attached to those securities, together with the votes attached to the same types of securities owned by CXP and/or Staples and/or any of its affiliates at the Unconditional Date, represent at least 51% of votes attached to the Ordinary Shares, including Ordinary Shares represented by ADSs, Preference Shares and Bonds issued and outstanding at the Unconditional Date (such increase in the offer price and commitment to waive the relevant condition to the Offer together the “Condition”).  For purposes of the calculation of the percentage of votes referred to in the preceding sentence, (i) the Bonds shall be deemed to give right to such number of votes as would have been the case if they had been converted on the Business Day immediately preceding the Unconditional Date at a conversion price of EUR 6.87 per Bond, (ii) the Ordinary Shares, Preference Shares or Bonds shall include any options granted by Corporate Express to subscribe for Ordinary Shares, Preference Shares or Bonds, as the case may be, that are not exercised and have not otherwise resulted in the issue by Corporate Express of such Ordinary Shares, Preference Shares or Bonds, as the case may be, to the option holders on or prior to the Unconditional Date and (iii) defined terms used in this clause that are not otherwise defined in this Agreement shall be deemed to have the meaning ascribed thereto in the Offer Document.

NOW IT IS HEREBY AGREED AS FOLLOWS:

1.           IRREVOCABLE UNDERTAKING

1.1         Conditional upon the fulfilment of the Condition and subject to the terms of this Agreement the Shareholder hereby undertakes and agrees to accept the Offer and to tender under the Offer (the “Irrevocable Undertaking”):

1.1.1         the CXP Shares held by the Shareholder; and

1.1.2         any CXP Shares and any other securities to which the Offer relates that the Shareholder acquires after signing this Agreement but before the expiry of the regular acceptance period of the Offer.

(the CXP Shares referred to under (a) and (b) together the “Relevant Shares”).

1.2         The Shareholder hereby confirms and represents to Staples that:

1.2.1         the Shareholder, either for its own account or on behalf of and/or for the account of funds managed by it, owns and holds and has the power to accept the offer and to tender under the Offer [•] CXP Shares;

1.2.2         it has the power to exercise the voting rights attached to [•] CXP Shares at the EGM;

1.2.3         it has all relevant power and authority to enter into this Agreement and to consummate the transactions contemplated hereby (including the acceptance of the Offer in respect of the CXP Shares referred to in clause 1.1 above) and there are no restrictions or limitations pertaining thereto;

1.2.4         it does not hold any other CXP Shares or any rights to subscribe, purchase or otherwise acquire any other CXP Shares or other securities of CXP; and

1.2.5         other than specifically provided for in this Agreement, it is not relying on any representation or warranty from Staples or any of its affiliates, directors, employees or advisors.

1.3         The Shareholder’s irrevocable acceptance of the Offer in respect of the Relevant Shares shall be made ultimately on the last day of the tender period (aanmeldingstermijn) of the Offer.

1.4         The Relevant Shares shall be tendered with full title guarantee free from any charge, pledge, lien, restriction, right of first refusal, right of pre-emption, or other encumbrance or security interest, or another type of preferential arrangement having similar effect (collectively, “Liens”) and shall be delivered with all rights attaching to the Relevant Shares at the date of settlement of the Offer as described in the Offer Document (the “Settlement Date”).

1.5         Unless and until the Offer lapses or is withdrawn or the Shareholder’s obligations under the Irrevocable Undertaking lapse in accordance with the terms of this Agreement, the Shareholder will, unless specifically permitted by this Agreement, not:

1.5.1         sell, transfer, grant any option over or otherwise dispose of, or bring about a transaction in, any of the Relevant Shares or any interest in any of the Relevant Shares, except under the Offer;  or

1.5.2         do anything that can reasonably be expected to cause the Shareholder not to be able to exercise the voting rights attached to the Relevant Shares at any general meeting of shareholders of CXP that may take place between the date hereof and the date on which this Agreement is terminated; or

1.5.3         grant any Lien over or in respect of any of the Relevant Shares or any interest in any of the Relevant Shares; or

1.5.4         withdraw the tender or tenders referred to in clause 1.1, except when expressly permitted to do so in accordance with clause 2.3.

1.6         The Shareholder hereby undertakes to validly register the CXP Shares referred to in clause 1.2.2 above prior to the registration date set by CXP in the convening notice for the EGM or any adjourned or rescheduled subsequent meeting and to follow in any and all general meetings of shareholders of CXP (including, without limitation, the EGM) the written voting instructions of Staples with respect to the approval of the Lyreco Transaction or any and all elements thereof or relating thereto.

2.           TERMINATION OF IRREVOCABLE UNDERTAKING

2.1         The Irrevocable Undertaking and the obligations set out in clauses 1.5 and 1.6 of this Agreement shall lapse immediately if:

2.1.1         Staples has not publicly announced that it (a) increased its offer price for each CXP Share to the Increased Offer Price and (b) committed to waive as contemplated in Recital (E), in both cases within one business day following the signing of this Agreement.

2.1.2         the Offer is not declared unconditional in accordance with its terms and conditions prior to the last of any of the following dates:

(a)       2 July 2008; or

(b)       in case the acceptance period of the Offer is extended in accordance with applicable Dutch takeover regulations, three business days after the final date of such extended acceptance period; or

(c)       in case simultaneously with the withdrawal or expiry of the Offer Staples announces that it intends to make a new offer at an offer price per CXP Share equal or higher than the Increased Offer Price and such new offer is launched within three weeks of that announcement, three business days after the final date of the acceptance period or extended acceptance period of such new offer, provided that the Shareholder may nevertheless terminate this Agreement if in that period of three weeks Staples has not confirmed in writing to the Shareholder that it is still pursuing the new offer within five days after a written request from a Shareholder to this effect;

2.1.3         without prejudice to sub-clause 2.1.2(c) above, the Offer is withdrawn or a new offer is launched at an offer price lower than the Increased Offer Price; or

2.1.4         any public bid in respect of the CXP Shares is made by a third party at an offer price per CXP Share that is at least [**] higher than the Increased Offer Price or a transaction is being agreed by CXP with a third party with a similar (intended) effect as such public bid (i.e., either a legal merger in which the Company is the disappearing party or any transaction involving a transfer of all or virtually all of the assets of CXP and a liquidation or informal liquidation of CXP) and which is made at a price per CXP Share, or generates net proceeds to the Shareholders, which in the reasonable opinion of the Shareholder is that is at least [**] higher than the Increased Offer Price (a “Higher Competing Offer”), provided however that such alternative transaction may not have  financing, regulatory or other conditions that are on the whole materially less certain to be satisfied than the equivalent conditions of the Offer or that would be reasonably likely to result in material delays in the consummation of that alternative transaction.

2.2         If a Higher Competing Offer is made, the Shareholder will give the opportunity to Staples to make a new offer at a price which is higher than the Higher Competing Offer (a “New Offer”), provided that if Staples announces its intention to make a New Offer within 5 business days of the date on which the Higher Competing Offer is made, the irrevocable undertaking will stay in place but the irrevocable undertaking is amended to the effect that the irrevocable undertaking will then lapse if a subsequent higher competing offer is made that meets the thresholds and other conditions for a higher offer set out in clause 2.1.4 above as compared to the New Offer.

2.3         If this Irrevocable Undertaking lapses, the Shareholder shall be entitled to withdraw their acceptance of the Offer referred to in clause 1.1 and shall have no claim against

Staples and Staples shall have no claim against the Shareholder, provided that such lapse of the Shareholder’s obligations hereunder shall not affect any rights or liabilities under this Agreement in respect of prior breaches of it.

2.4         Furthermore, in the event that CXP would issue Preference Shares B, the Irrevocable Undertaking and related rights and obligations as set out in this Agreement would automatically be adjusted as follows:

(a)             the undertakings set out in clause 1.5 would lapse; and

(b)             the Irrevocable Undertaking in clause 1.1 and the voting commitments set out in clause 1.6 in conjunction with clause 1.2.2 would only apply to such number of CXP Shares as would actually be owned and held by the Shareholder as at the Acceptance Closing Date or, as the case may be, the record date for the relevant EGM

3.           MISCELLANEOUS

3.1         Except where the context requires otherwise, in this Agreement the expression the “Offer” extends to any (i) improved or (ii) revised offer at the same or higher offer price, by Staples whether voluntary or mandatory.

3.2         Staples warrants that in entering into this Irrevocable it is acting in conformity with all relevant Dutch and US corporate laws and Dutch and EU Takeover codes and that it will make all necessary disclosures to the relevant regulators, CXP and to the market as required by the such laws and regulations.

3.3         Staples shall, on the day of the announcement of the Increased Offer Price, procure that the existence of this Agreement [and the identity of the Shareholder](1), shall be made public in a press release published on its website.

3.4         Amendments or additions to this Agreement must be in writing and signed by or on behalf of each party.

3.5         Each party shall pay its own costs and expenses incurred in the preparation, execution and enforcement of this Agreement.

3.6         This Agreement is without prejudice to any relevant legal and regulatory provisions in The Netherlands, the United Kingdom, the United States of America or other relevant jurisdictions regarding inter alia, notification of securities transactions and prevention of insider trading that may apply to Staples and/or the Shareholder.

3.7         This Agreement and the documents referred to herein contain the whole agreement between the parties relating to the Offer and supersede all previous agreements, whether oral or in writing, between the parties relating to such transactions and other matters.

(1) The bracketed language only applies to holders of 5% or more of the CXP Shares.

3.8         Except as expressly stated in this Agreement, the terms of this Agreement may be enforced only by a party to this Agreement or a party’s permitted assigns or successors. In the event any third party stipulation (derdenbeding) contained in this undertaking is accepted by any third party, such third party will not become a party to this Agreement.

4.           ASSIGNMENT

A party may not assign, encumber, dispose of or otherwise transfer any of its rights under this Agreement in whole or in part without having obtained the other party’s prior written consent, provided that (i) if and when an affiliate of Staples makes a new offer for CXP Shares as contemplated in this Agreement, Staples may assign its rights under this Agreement to that affiliate and (ii) the Shareholder may transfer some or all of the Relevant Shares to one or more funds advised by the Shareholder or any investment manager related to the Shareholder within the Shareholder’s investment management group, provided that such transferee agrees to be bound by the obligations of the Shareholder under this Agreement. In the case of such transfer the Shareholder and the transferee are jointly and severally liable with respect to the Shareholder’s obligations under this Agreement.

5.           NOTICES

A notice or other communication under or in connection with this Agreement shall be in writing and shall be delivered personally or sent by registered express mail (and air mail if overseas) or by fax to the party due to receive the notice or communication, at its address or fax number set out hereunder or another address specified by that party by written notice to the others.

Staples Acquisition B.V
Jool-Hulstraat 24
1327 HA Almere
The Netherlands

Attention:	The management board
Fax number:	+31 (0) 36 547 8002

With a copy to:

Staples, Inc

500 Staples Drive Framingham,

MA 01702

United States of America

Attention:	Kristin Campbell
Fax number:	+1 508 253 1116

[•]

Attention:	[•]
Fax number:	[•]

6.           GOVERNING LAW AND JURISDICTION

This Agreement is governed by, and shall be construed in accordance with, the laws of England and Wales. Any dispute arising out of or in connection with this Agreement shall be referred to and finally settled by arbitration under the LCIA Rules, which rules are deemed to be incorporated by reference into this clause. The arbitral tribunal will be composed of three arbitrators appointed in accordance with those Rules. The place of arbitration will be London, United Kingdom. The language of the arbitration will be English.  Notwithstanding the foregoing, any party may file an application in any court of competent jurisdiction seeking injunctive or other forms of interim relief.

AS AGREED AND SIGNED in two counterparts on the date first above written.

STAPLES ACQUISITION B.V.

By:
Title:

[•]

By:
Title: